UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Hovnanian Enterprises, Inc.

(Name of Issuer)
Class A Common Stock, $.01 par value per share

(Title of Class of Securities)
442487203

(CUSIP Number)
Ara K. Hovnanian
110 West Front Street
P.O. Box 500
Red Bank, New Jersey 07701
(732) 747-7800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 19, 2004

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	442487203

1	NAME OF REPORTING PERSON Ara K. Hovnanian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		6,273,453

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		963,158

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,273,453

WITH	10	SHARED DISPOSITIVE POWER

		963,158

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,236,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.1%

14	TYPE OF REPORTING PERSON

	IN

Amendment No. 2 to Statement on Schedule 13D
     This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Ara K. Hovnanian with the Securities and Exchange Commission on November 24, 1992, as amended by Amendment No. 1 to the Schedule 13D filed on March 31, 1995 (as so amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The numbers of shares described herein reflect several stock splits effected in the form of stock dividends by the Issuer since the Schedule 13D.
Item 1. Security and Issuer
     Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     This statement on Schedule 13D relates to the Class A Common Stock, $.01 par value per share (the “Class A Common Stock”), of Hovnanian Enterprises, Inc., a Delaware corporation (the “Issuer”). The Class A Common Stock is non-cumulative. The Class B Common Stock, $.01 par value per share (the “Class B Common Stock”), of the Issuer, non-cumulative, is convertible at any time on a share for share basis to the Class A Common Stock. The references to beneficial ownership of Class A Common Stock incorporate the Class B Common Stock convertible to Class A Common Stock. The principal executive offices of the Issuer are located at 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701.
     The Issuer is a holding company, the consolidated subsidiaries of which primarily design, construct, market and sell single-family detached homes, attached townhomes and condominiums, mid-rise and high-rise condominiums, urban infill and active adult homes in planned residential developments.
Item 2. Identity and Background
     Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a)-(c), (f). This Statement is being filed by Ara K. Hovnanian, who is President, Chief Executive Officer and Director of the Issuer and a citizen of the United States. The business address of Ara K. Hovnanian is 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701.
     (d), (e). During the past five years, Ara K. Hovnanian has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:
     Ara K. Hovnanian has acquired additional shares of Class A Common Stock through (i) the exercise of employee stock options, the exercise price of which was obtained from personal funds or from sales of all or a portion of the shares obtained upon the exercise and (ii) the exchange with the Issuer of shares of Class B Common Stock for an equal number of shares of Class A Common Stock, as further described in Item 5. Ara K. Hovnanian has also become the beneficial owner of shares of Class A Common Stock and Class B Common Stock as a result of his appointment as a trustee of family related trusts. No consideration was paid with respect to such arrangements and Ara K. Hovnanian disclaims beneficial ownership of such shares, except to the extent of his potential pecuniary interest in such trusts.
Item 5. Interests in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) Ara K. Hovnanian beneficially owns 7,236,611 shares of Class A Common Stock, including 1,600,000 shares of Class A Common Stock subject to options either currently exercisable or exercisable within 60 days and 1,650,379 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock (including 661,459 shares of Class B Common Stock subject to options either currently exercisable or exercisable within 60 days). The shares beneficially owned represent approximately 11.1% of the shares of Class A Common Stock, based upon 62,107,542 shares of Class A Common Stock outstanding as of October 13, 2008, plus (for purposes of computing such percentage) the shares of Class A Common Stock underlying such options and the shares of Class A Common Stock receivable upon the conversion of such shares of Class B Common Stock. Such beneficial ownership represents 10.6% of the combined voting power of the Class A Common Stock and Class B Common Stock.
     The shares beneficially owned by Ara K. Hovnanian include 223,587 shares of Class B Common Stock held in a grantor retained annuity trust (the “AKH GRAT”) of which Ara K. Hovnanian is trustee, 372,116 shares of Class A Common Stock and 431,394 shares of Class B Common Stock held in family related trusts as to which Ara K. Hovnanian has shared voting and shared investment power and 37,374 shares of Class A Common Stock and 122,274 shares of Class B Common Stock held by Mr. Hovnanian’s wife and children. Ara K. Hovnanian disclaims beneficial ownership of such shares, except to the extent of his potential pecuniary interest in the AKH GRAT and such other trusts and accounts.
     (b) Ara K. Hovnanian has sole power to vote or to direct the vote and to dispose or direct the disposition of 6,273,453 shares of Class A Common Stock.
     Ara K. Hovnanian shares the power to vote or direct the vote and to dispose or direct the disposition of 963,158 shares of Class A Common Stock. Ara K. Hovnanian shares such voting power and dispositive power with, depending on the particular trust or account, his wife, his four sisters and Peter S. Reinhart, Senior Vice President and General Counsel of the Issuer. The business address of each of such persons is 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701. All of such persons are citizens of the United States and, during the past five years, none of such persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (c) The following transactions have been effected during the period beginning 60 days prior to May 19, 2004 through the date hereof:
     On May 19, 2004, 2,000,000 shares of Class A Common Stock were transferred to a grantor retained annuity trust for Kevork S. Hovnanian (the “KSH 2004 GRAT”) of which Ara K. Hovnanian was trustee and had a potential remainder interest. On June 7, 2005, the KSH 2004 GRAT sold a total of 5,400 of such shares in open market transactions at prices ranging from $62.00 to $62.05 per share. On June 15, 2005, the KSH 2004 GRAT sold a total of 244,600 of such shares in open market transactions at prices ranging from $62.00 to $62.71 per share. On June 21, 2005, the KSH 2004 GRAT sold a total of 33,900 of such shares in open market transactions at $66.00 per share. On June 28 and 29, 2005, the KSH 2004 GRAT sold a total of 118,900 of such shares in open market transactions at prices ranging from $66.00 to $66.08 per share. On July 6, 2005, the KSH 2004 GRAT sold a total of 92,200 of such shares in open market transactions at prices ranging from $66.00 to $66.11 per share. On June 6, 2006, the KSH 2004 GRAT transferred 1,106,159 shares of Class A Common Stock to Kevork S. Hovnanian and its remaining 128,948 shares of Class A Common Stock to family trusts of which Ara K. Hovnanian is a trustee. On June 14, 2006, the KSH 2004 GRAT transferred 70,631 shares of Class B Common Stock to Kevork S. Hovanian and its remaining 199,262 shares of Class B Common Stock to a family trust of which Ara K. Hovnanian is a trustee.
     On May 28, 2004, Ara K. Hovnanian transferred 250,000 shares of Class A Common Stock and 250,000 shares of Class B Common Stock to the AKH GRAT. In May 2005, the AKH GRAT transferred 13,654 shares of Class A Common Stock to Ara K. Hovnanian. On June 12, 2006, it transferred 31,254 shares of Class A Common Stock to him. On May 29, 2007, it transferred 47,821 shares of Class A Common Stock to him. Finally, on May, 27, 2008, it transferred its remaining 157,271 shares of Class A Common Stock and 26,413 shares of Class B Common Stock to him.
     On December 21, 2004, Ara K. Hovnanian gave gifts of a total of 1,100 shares of Class B Common Stock to his children and a total of 67,158 shares of Class B Common Stock to trusts for his children of which he is a trustee. Also, on December 21, 2004, Ara K. Hovnanian received 33,060 shares of Class A Common Stock and 70,960 shares of Class B Common Stock by reason of his son’s death.
     On February 15, 2005, Ara K. Hovnanian made a charitable donation of 200 shares of Class A Common Stock.
     On April 22, 2005, Ara K. Hovnanian exercised stock options for 100,000 shares of Class A Common Stock at $2.5625 per share.
     On May 2, 2005, Ara K. Hovnanian exercised stock options for 350,000 shares of Class A Common Stock at $2.5625 per share.
     On July 18, 2005, Ara K. Hovnanian exercised stock options for 100,000 shares of Class A Common Stock at $2.9063 per share.
     On July 28, 2005, the Kevork S. Hovnanian Family Limited Partnership, a Connecticut limited partnership, distributed, among other distributions, 21,868 shares of Class B Common Stock to Ara K. Hovnanian and a total of 409,371 shares of Class B Common Stock to family trusts of which Ara K. Hovnanian is a trustee.
     Also on July 28, 2005, the Issuer (i) exchanged an aggregate of 269,893 shares of Class B Common Stock held by certain members of the Hovnanian family and family trusts of which Ara K. Hovnanian is a trustee for an equal number of shares of Class A Common Stock and (ii) immediately thereafter exchanged the 269,893 shares of Class B Common Stock received from those family members and trusts for an equal number of shares of Class A Common Stock held by the KSH 2004 GRAT, of which Ara K. Hovnanian was also the trustee. The aggregate Hovnanian family holdings, both of Class A Common Stock and Class B Common Stock, remained unchanged by such exchanges.
     On August 11, 2005, a trust for one of Ara K. Hovnanian’s sisters, of which he is a trustee, sold 56,879 shares of Class A Common Stock in an open market transaction for $60.7625 per share.

     On October 4, 2006, a trust for one of Ara K. Hovnanian’s sisters, of which he is a trustee, sold 1,750 shares of Class A Common Stock in an open market transaction for $30.00 per share.
     On December 19, 2006, Ara K. Hovnanian gave gifts of a total of 1,800 shares of Class B Common Stock to his children.
     On December 22, 2006, a trust for one of Ara K. Hovnanian’s sisters, of which he is a trustee, sold a total of 1,500 shares of Class A Common Stock in open market transactions at prices ranging from $33.30 to $33.43 per share.
     On January 24, 2007, a trust for one of Ara K. Hovnanian’s sisters, of which he is a trustee, sold a total of 9,775 shares of Class A Common Stock in open market transactions at prices ranging from $32.46 to $32.50 per share.
     On February 12, 2007, Ara K. Hovnanian exercised stock options for 150,000 shares of Class A Common Stock at $3.25 per share.
     On April 17, 2007, a trust for one of Ara K. Hovnanian’s sisters, of which he is a trustee, sold 29,325 shares of Class A Common Stock in an open market transaction for $24.25 per share.
     On September 13, 2007, the Issuer (i) exchanged 395,873 shares of Class B Common Stock held by Ara K. Hovnanian for an equal number of shares of Class A Common Stock and (ii) immediately thereafter exchanged the 395,873 shares of Class B Common Stock received from him for an equal number of shares of Class A Common Stock held by Kevork S. Hovnanian. The aggregate Hovnanian family holdings, both of Class A Common Stock and Class B Common Stock, remained unchanged by such exchanges.
     On November 16, 2007, the Issuer (i) exchanged 500,000 shares of Class B Common Stock held by Ara K. Hovnanian for an equal number of shares of Class A Common Stock and (ii) immediately thereafter exchanged the 500,000 shares of Class B Common Stock received from him for an equal number of shares of Class A Common Stock held by Kevork S. Hovnanian. Again, the aggregate Hovnanian family holdings, both of Class A Common Stock and Class B Common Stock, remained unchanged by such exchanges.
     On December 14, 2007, the Issuer (i) exchanged 600,000 shares of Class B Common Stock held by Ara K. Hovnanian for an equal number of shares of Class A Common Stock and (ii) immediately thereafter exchanged the 600,000 shares of Class B Common Stock received from him for an equal number of shares of Class A Common Stock held by Kevork S. Hovnanian. Again, the aggregate Hovnanian family holdings, both of Class A Common Stock and Class B Common Stock, remained unchanged by such exchanges.
     Also on December 14, 2007, Ara K. Hovnanian gave gifts of a total of 5,800 shares of Class B Common Stock to his children.
     On January 11, 2008, Kevork S. Hovnanian gave gifts of a total of 90,000 shares of Class A Common Stock to family trusts of which Ara K. Hovnanian is a trustee.
     On April 11, 2008, Ara K. Hovnanian exercised stock options for 150,000 shares of Class A Common Stock at $4.3438 per share. The Issuer withheld 58,752 of such shares to pay withholding taxes payable in connection with such exercise. Thereafter, on April 14 and 15, 2008, Ara K. Hovnanian sold a total of 60,000 shares of Class A Common Stock in open market transactions at price ranging from $10.51 to $11.15 per share.
     At various times during the period in question, Issuer stock options for Class A Common Stock or Class B Common Stock granted to Ara K. Hovnanian became exercisable within 60 days, causing Mr. Hovnanian to be considered the beneficial owner of the shares of Class A Common Stock or Class B Common Stock underlying such options. Mr. Hovnanian recently was deemed to beneficially own an additional 237,500 shares of Class B Common Stock underlying options that will become exercisable within 60 days of the date hereof.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer
     Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     Ara K. Hovnanian is a party to employee stock option agreements and deferred share arrangements with the Issuer. The forms of such agreements and arrangements are filed as exhibits to this Statement.
     As of December 4, 2008, Ara K. Hovnanian has pledged 1,377,505 shares of Class A Common Stock to Smith Barney, a division of Citigroup Global Capital Markets Inc. through a margin account Ara K. Hovnanian maintains with Smith Barney. Through this margin account Smith Barney may extend margin credit to Ara K. Hovnanian as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and Smith Barney’s credit policies. In such instances, the positions held in the margin account are pledged as collateral securities for the repayment of debit balances in the account.
     As of December 4, 2008, Ara K. Hovnanian has pledged 1,995,397 shares of Class A Common Stock to Deutsche Bank through a margin account Ara K. Hovnanian maintains with Deutsche Bank. As described in the paragraph above, through this account Deutsche Bank may extend margin credit to Ara K. Hovnanian as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and Deutsche Bank’s credit policies. In such instances, the positions held in the margin account are pledged as collateral securities for the repayment of debit balances in the account.
Item 7. Material to Be Filed as Exhibits
     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
     Exhibit 2 — Form of Non-Qualified Stock Option Agreement*
     Exhibit 3 — Form of Incentive Stock Option Agreement*
     Exhibit 4 — Form of Hovnanian Deferred Share Policy for Senior Executives*

     Exhibit 5 — Form of Hovnanian Deferred Share Policy*

* Incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended January 31, 2006 for the Issuer.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2008	/s/ Ara K. Hovnanian

Ara K. Hovnanian